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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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AM 3/3/2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Jackson Securities, Inc.
NN: Jackson Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Peachtree Street, NW, Suite 2250
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter A. Joyce 404.522.5766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Norman H. Ross, PC
(Name – *if individual, state last, first, middle name*)

777 Cleveland Ave, Suite 414, Atlanta, GA 30315
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reuben R. McDaniel, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

Notary Public, Dekalb County, Georgia
My Commission Expires Aug. 20, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)

Financial Statements
For the Year Ended December 31, 2002
Together with the
Independent Auditors' Report

prepared by

Norman H. Ross, PC

NR

Certified Public Accountants

Norman H. Ross, PC
777 Cleveland Avenue
Suite 414
Atlanta, GA 30315
(404) 763-0909
Fax (404) 763-0980

Jackson Securities, LLC.
(a wholly owned subsidiary of
Jackson Financial Corporation)

Table of Contents
Year Ended December 31, 2002

Norman Ross, P.C.

NR

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Shareholder
Jackson Securities, LLC

We have audited the accompanying balance sheet of Jackson Securities, LLC (a wholly owned subsidiary of Jackson Financial Corporation) (the "Company") as of December 31, 2002, and the related statements of operations, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Securities, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Norman H. Ross PC

NORMAN H. ROSS, PC
February 21, 2003

Norman H. Ross, P.C. • 777 Cleveland Avenue, Suite 414 • Atlanta, Georgia 30315 • (404) 763-0909 Telephone • (404) 763-0980 Facsimile

Jackson Securities LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Balance Sheet

As of December 31, 2002

ASSETS

Cash and cash equivalents	$	376,923
Clearing deposit		50,000
Marketable investments securities,at market value (net of margin payable)		796,799
Commissions receivable		492,429
Due from affiliates		347,977
Other assets		89,049
Total assets	$	2,153,177

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	458,597
Total Liabilities		458,597
STOCKHOLDERS' EQUITY		
Capital Stock		100
Paid in Excess		3,367,187
Accumulated deficit		(1,472,704)
Treasury Stock		(200,003)
Total stockholders' equity		1,694,580
Total liabilities and stockholders' equity	$	2,153,177

The accompanying notes and auditors' report are an integral part of this financial statement.

Jackson Securities LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Statement of Operations

For the Year Ended December 31, 2002

Operating income:		
Underwriting fees	$	2,874,337
Commissions		3,447,386
Unrealized gain on marketable investment securities		1,893
Other fees and income		42,265
Total operating income		6,365,881
Operating Expenses:		
Management fees paid to affiliate		3,975,262
Clearing costs		201,312
Underwriting costs		789,717
Office and equipment rent		379,385
Travel and entertainment		192,641
Telephone		103,718
Publications and subscriptions		204,421
Office supplies, printing and stationary		49,778
Postage and delivery		33,208
Licenses and regulatory fees		60,461
Interest		2,239
Other		273,252
Total Operating Expenses		6,265,394
Operating Income (Loss)		100,487
Provision for income tax benefit		26,171
Net Income (Loss)	$	74,316

The accompanying notes and auditors' report are an integral part of this financial statement.

Jackson Securities LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Statement of Shareholder's Equity
For the Year Ended December 31, 2002

	Commom Stock	Additionl Paid in Capital	Accumulated Deficit	Treasury Stock	Total Shareholder's Equity
Balance at December 31, 2001	$ 100	$ 3,367,187	$ (1,547,020)	$ (200,003)	$ 1,620,264
	-	-	-	-	-
			74,316		74,316
Balance at December 31, 2002	$ 100	$ 3,367,187	$ (1,472,704)	$ (200,003)	$ 1,694,580

The accompanying notes and auditors' report are an
integral part of this financial statement.

Jackson Securities LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Statement of Cash Flows

For the Year Ended December 31, 2002

		2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	74,316
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Investments		(26,007)
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(137,169)
Accrued Liabilities		(301,732)
Total Adjustments		(464,908)
Net Cash Provided By (Used in) Operating Activities		(390,592)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Investments		(54,478)
Net Cash Provided By (Used In) Investing Activities		(54,478)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		-
Net Cash Provided By (Used In) Financing Activities		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(445,070)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		818,803
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	376,923

The accompanying notes and auditors' report are an integral part of this financial statement.

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)

Notes to Financial Statements
For the Year Ended December 31, 2002

NOTE 1 – Description of Business and Summary of Significant Accounting Policies

Business
Jackson Securities, LLC (the "Company") is a full service securities brokerage firm, which has been in business since 1987. The Company made a legal name change during 2002 to Jackson Securities, LLC from Jackson Securities, Incorporated. The Company is a wholly owned subsidiary of Jackson Financial Corporation ("JFC"). The Company is registered as a broker-dealer with the National Association of Securities Dealer ("NASD") in all 50 states and the District of Columbia, and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company's primary business is securities underwriting for municipal and corporate debt offerings, equity offerings, and acting as a municipal securities broker-dealer for institutional investors. The Company is headquartered in Atlanta, Georgia and has ten offices in the United States. The Company maintains a custody-clearing relationship with Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, a Credit Suisse First Boston Company.

Basis of Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. For underwriting income from debt and equity offerings, revenues are recorded on the settlement date of the offering.

Marketable Investment Securities
Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (five to ten years).

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)

Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1 - Description of Business and Summary of Significant Accounting Policies - *continued*

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. Since the Company is included in the consolidated income tax return of JFC and accounts for income taxes as though it were a stand alone entity, and since the Company and JFC settle any amounts due to or from the other in other in a timely manner, the Company receives payment from JFC for the tax effect on the net operating loss the Company generates (which is the principal deferred tax attribute of the Company) and for all is other tax attributes, and thus any deferred income tax assets is realizable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

Treasury Stock

Treasury stock is accounted for the cost method. Subsequent reissuances are accounted for at average cost.

Note 2 – Related Party Transactions

The Company is owned by JFC and is affiliated with Jackson Management Services, Inc. ("JMS") through common ownership. The Company has a management agreement in place with JMS whereby JMS will pay salaries, commissions and benefits relating to employment agreements with registered representatives, as well as pay salaries and benefits expenses for non registered employees. The employees covered by the management agreement provide sales, administrative, accounting and other services that the Company requires in the ordinary course of

Note 2 – Related Party Transactions – *continued*

its business. In return, the Company pays a monthly management fee to JMS equal to the 100% of the salaries and benefits described above. Management fees may be reduced or waived for any month to ensure that the Company's excess net capital does not fall below $120,000, or the aggregate indebtedness to net capital ratio does not exceed 10 to 1. During 2002, the Company paid JMS a total of $3,975,262 in management fees, and at December 31, 2002 $347,977 is due from this affiliate.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2002, the Company had net capital of $809,625 which was $709,625 in excess of its required net capital of $100,000 and the Company's net capital ratio was .65 to 1.

Note 4 – Marketable Investment Securities

Marketable investment securities at December 31, 2002 consist of municipal bonds.

Note 5 – Income Taxes

JFC files a consolidated income tax return that includes the Company's operations. JFC and the Company allocate current and deferred taxes as if each entity were a separate taxpayer.

As of December 31, 2002, the Company has recorded a payable of approximately $7,272 for income taxes payable to JFC, and this payable is included in due from affiliates on the balance sheet.

Note 6 – Commitments and Contingencies

The Company leases office space under operating lease agreements.

Jackson Securities, LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Notes to Financial Statements
For the Year Ended December 31, 2002

Note 6 - Commitments and Contingencies - *continued*

Total rent expense during 2002 was $366,807. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 2002 are as follows:

2003	$334,089
2004	340,808
2005	336,149
2006	262,417

The Company has been named as defendant in a lawsuit claiming breach of contract, unjust enrichment and breach of account stated. This claim arises from an agreement allegedly entered into by the Company and the plaintiff in which the plaintiff would provide certain consulting services to the Company. The claim seeks damages of at least $814,000. The Company intends to rigorously defend the case and management contends that the plaintiff's claims are without merit. JFC has agreed to indemnify and hold harmless the Company for any damages or legal fees that may arise as a result of this litigation. The accompanying financial statements do not include any amounts that might result from this litigation.

Supplemental Schedule

Jackson Securities LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital:

Total assets	$ 2,153,177
Aggregate indebtedness	(458,597)
Net assets	1,694,580
Non-allowable assets	(809,386)
Tentative net capital	885,194
Haircuts	(75,569)
Net capital	809,625
Minimum net capital	(100,000)
Excess net capital	$ 709,625

Aggregate Indebtedness to Net Capital Ratio:	
Liabilities:	
Accounts Payable	$ 458,597
Aggregate indebtedness	$ 458,597
Net capital	$ 809,625
Ratio	0.65 to 1

Reconciliation with Company's computation included in Part II of its FOCUS report as of December 31, 2002:

Net capital, as reported in Part II of FOCUS report	986,631
Audit adjustments, net	(177,006)
Net capital, adjusted	$ 809,625

See accompanying notes to financial statements.

Jackson Securities, LLC
Supplemental Information

The following statements and computations are not applicable at December 31, 2002 and for the year then ended and, accordingly, are not included herein:

Computation for determination of the reserve requirement under Exhibit A of S.E.C. Rule 15c3-3.
Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors.